NEWS RELEASE

Birch Mountain Resources Announces Change in Independent Auditor

Calgary, May 17, 2005 - BIRCH MOUNTAIN RESOURCE LTD., (the "Company"), (TSX Venture Exchange - BMD and AMEX: BMD), announces that it has changed its independent auditor. The Company's new auditors, Ernst and Young LLP Chartered Accountants, Calgary, Alberta, have been engaged to review the Company's interim financial statements and audit our financial statements for the year ending December 31, 2005.

With our American Stock Exchange listing, increasingly complex corporate governance in multi-jurisdictions and the evolution of the Company's business into a producer of industrial minerals, the board of directors feel an audit firm with greater continental expertise will benefit the company.

Based in Calgary, Birch Mountain is dedicated to developing the industrial mineral and precious metals potential of our Athabasca mineral property, centred in the oil sands area of northeastern Alberta. Our Industrial Minerals Division expects to initiate sales of high-quality limestone aggregates in 2005 and quicklime and related products in 2008 to assist the oil sands industry in its construction and operations.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or Equity Communications LLC
Hansine Ullberg, Vice President & CFO Steve Chizzik, Regional Vice President

Birch Mountain Resources Ltd. Tel 973.912.0980
Tel 403.262.1838 Fax 403.263.9888
www.birchmountain.com

Forward Looking Statements: This news release contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization, resources and reserves, exploration results, research and development results, and the future plans and objectives of Birch Mountain are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Birch Mountain's expectations are disclosed elsewhere in documents that are available to the public at www.sedar.com and www.sec.gov.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.